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                                                                     Exhibit 6.3

                           SECOND AMENDING AGREEMENT

          THIS SECOND AMENDING AGREEMENT is made as of the 6th day of August
1999.

BETWEEN:


          MAC MULTIMEDIA ACCELERATOR CORP., a company incorporated
          --------------------------------
          under the laws of the Province of British Columbia with a registered and records office at 1500-1040 West Georgia
          Street, Vancouver, British Columbia, V6E 4H8.


          (the "Vendor")

AND:

          EXO-WEB.COM, a corporation incorporated under the laws of
          -----------
          the State Nevada with a registered and records office at 1 Union Square, Suite 2424, 600 University Street, Seattle, Washington, 98101-1192, USA.


          (the "Purchaser")

WHEREAS:

A. The Purchaser changed its name from Hartco, Ltd. to Exo-Web.Com on August 4, 1999;

B. The Vendor and Hartco, Ltd. entered into an Asset Purchase Agreement made as of June 10, 1999 and an Amending Agreement made as of June 21, 1999 (collectively, the "Agreement"); and

C.        The Vendor and the Purchaser wish to further amend the Agreement.

          NOW THEREFORE, THIS AMENDING AGREEMENT WITNESSES that, in consideration of the covenants, agreements, representations and warranties hereinafter set forth and provided for, the parties hereto covenant and agree as follows:

1. Section 1.1(c) of the Agreement shall be deleted and be replaced with the following:

          " "Closing Date" means December 30, 1999 or such other day as may be determined under the provisions of Section 6.2 or as may otherwise be mutually agreed upon in writing by the parties hereto;"
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2.        Section 1.1 (e) of the Agreement shall be deleted and be replaced with the following:

          " "Development Agreement" means the software development agreement dated as of May 1, 1998 between the Vendor and Mindquake, as amended by an agreement dated as of March 24, 1999, pursuant to which Mindquake has agreed to design, develop and implement the Program on behalf of the Vendor and the lease agreements (collectively the "Leases") for hardware and software, used by Mindquake in carrying out such duties, between the Vendor and Newcourt Financial Ltd. (lease numbers 546493, 546495 & 547559) and between the Vendor and Copelco Capital Ltd. (lease numbers 0853240 & 0877320);"

3. Section 2.2 of the Agreement shall be deleted and replaced with the following:

          "The total purchase price payable for the Work shall be the sum of Seven Hundred and Twenty-two Thousand ($722,000.00) Dollars and the costs, if any, incurred by the Vendor pursuant to Section 4.1 (the "Purchase Price"), such sum to be paid by the Purchaser to the Vendor by way of cash, certified cheque or bank draft as follows:

     (a) $2,000.00 upon Closing or within two Business Days following the execution and delivery of this Agreement, whichever occurs first;

     (b) amounts paid to the Vendor from time to time as a result of licenses of the Program obtained by the Purchaser, if any, as provided for in
          Section 4.9; and

     (c)  the balance of the Purchase Price upon Closing."

4. Section 4.1 of the Agreement shall be modified by adding the following after the first paragraph thereof:

          "The Vendor may, at its option, engage Mindquake or others to improve or enhance the Work, including customisation for licensees, beyond that specified in the Development Agreement, to engage third parties to provide a standard form of license agreement and/or beta test agreement or to engage third parties to copyright the Program and the cost of any of the foregoing shall be included in the Purchase Price as provided in Section 2.2 provided that the Purchaser has first approved any such costs in writing.

          The Purchaser shall reimburse the Vendor monthly for all amounts due under the Leases from and after August 10, 1999 until the Closing Date at which time the Leases shall be assigned to the Purchaser by the Vendor."

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5.        Section 4.6 of the Agreement shall be modified by adding the following after the first paragraph thereof:

          "The Purchaser shall from time to time advise the Vendor of its progress in raising funds and shall forthwith advise the Vendor in writing as soon as the Purchaser has obtained a commitment for equity or debt financing sufficient to meet the Purchase Price. The parties shall thereafter co-operate to complete the transaction contemplated by this agreement as soon as reasonably possible after the Purchaser has completed such equity or debt financing."

6. A new Section 4.9 shall be added to the Agreement immediately following Section 4.8 as follows:

"4.9      Beta Testing and Licensing
          --------------------------

          The Purchaser shall use its best efforts to obtain beta test partners for the Program and to obtain commitments to license the Program. The Vendor hereby authorises the Purchaser, as Licensor, to enter into license agreements of the Program with third parities provided that:

     (a) the Vendor has first approved in writing both the licensee and the terms of the license agreement, which approval may be arbitrarily withheld;

     (b) the licensee is directed to pay all proceeds required to be made by it under the license directly to the Vendor (net of any bona fide third party costs incurred by the Purchaser in obtaining such licenses which have been previously approved by the Vendor) which proceeds shall be credited towards the Purchase Price pursuant to Section 3(b); and

     (c) In the event that the Purchaser is unable to complete the transaction contemplated by this Agreement, the Purchaser shall, immediately upon the termination of this Agreement, assign to the Vendor the licenses that the Purchaser entered into under this Section 4.9, if any."

7. Section 6.1(e) and Section 7.1(e) of the Agreement shall both be deleted and both be replaced with the following:

          "The Purchaser shall have completed an equity or debt financing and shall have raised sufficient funds, on or before December 29, 1999 or such later date as may be determined under the provisions of Section 6.2, to meet the Purchase Price; and"

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8.        Section 6.2 of the Agreement shall be deleted and be replaced with the following:

          "The Purchaser may, upon provision of prior written notice to the Vendor, given at least one Business Day prior to the date provided for satisfaction of the condition contained in Section 6.1(e) and Section 7.1(e), together with evidence satisfactory to the Vendor, acting reasonably, that the Purchaser is making progress towards the completion of the conditions contained in Section 6.1(e) and Section 7.1(e), extend the Closing Date, together with the date specified in Section 6.1(e) and Section 7.1(e), all by the same period of up to four weeks. The Purchaser may not, without the written consent of the Vendor, exercise the rights of extension provided in this Section 6.2 more than three times, and for each extension, shall provide such satisfactory evidence."

9.        Time shall continue to be of the essence of the Agreement.

10. All other terms and conditions of the Agreement shall remain unchanged.


          IN WITNESS WHEREOF the parties have duly executed this Second Amending Agreement as of the day first above written.


                                             MAC MULTIMEDIA ACCELERATOR CORP.

                                             Per:______________________________
                                                    Authorised Signatory

                                             Per:______________________________
                                                    Authorised Signatory


                                             EXO-WEB.COM

                                             Per:______________________________
                                                    Authorised Signatory

                                             Per:______________________________
                                                    Authorised Signatory

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